UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 4, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

1923 9th St NW Senior Loan - Washington, DC

On June 4, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage construction loan with a maximum principal balance of $6,630,000 (the “1923 9th St NW Senior Loan”). The borrower, 1923 9th Street NW, LLC, a Delaware Limited Liability Company (“1923 9th St NW, LLC”), used the loan proceeds to recapitalize 3,144 square feet of land that is currently entitled and permitted and intends to develop a 10,171 square foot mixed-use property, comprised of 7 residential for-sale condominium units and 2 retail condominium units, at 1923 9th St NW, Washington, DC 20001 (the “1923 9th St NW Property”). 1923 9th St NW, LLC broke ground in Q2 2018 and expects to complete the construction by Q3 2019

1923 9th St NW, LLC is managed by the principal of Ditto Residential (“Ditto”). Ditto Residential is a development company based in Washington, DC. Since 2008, Ditto has completed more than 60 projects, valued at over $70 million.

On the original closing of the 1923 9th St NW Senior Loan, 1923 9th St NW, LLC was capitalized with approximately $1,068,000 million of equity capital from the Borrower.

The 1923 9th St NW Senior Loan bears an interest rate of 9.75% per annum, with an amount equal to 5.75% per annum paid current on a monthly basis through the maturity date and 4.00% accrued and due at maturity, June 4, 2020 (the “1923 9th St NW Maturity Date”). In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 1923 9th St NW Senior Loan amount, paid directly by 1923 9th St NW, LLC.

1923 9th St NW, LLC has the ability to extend the 1923 9th St NW Maturity Date for a period of six months, subject to a pay down threshold. Additionally, the Borrower will pay an extension fee consisting of 0.5% of the funding provided. During the extension period, the interest rate of the 1923 9th St NW Senior Loan will increase to 10.75%. The 1923 9th St NW Senior Loan may be prepaid in whole or in part without penalty during the term of the 1923 9th St NW Senior Loan.

The Guarantor has provided customary bad boy carve-out guarantees, springing guarantees, and a completion guarantee.

As of its closing date, the 1923 9th St NW Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 86.1%. The LTC ratio is the amount of the 1923 9th St NW Senior Loan divided by the cost incurred from the property purchase and expected construction costs. There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the 1923 9th St NW Senior Loan’s as-completed loan-to-value ratio, or the LTV ratio, was approximately 83.9%. The LTV ratio is the amount of the 1923 9th St NW Senior Loan divided by the January 2018 third-party appraised, as-complete value of the 1923 9th St NW Property. There can be no assurance that such value is correct.

As the 1923 9th St NW Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: June 8, 2018